QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(2)(A)

Iomega Corporation
10955 Vista Sorrento Parkway
San Diego, CA 92130
(858) 314-7000

April 24, 2008

Dear Iomega Stockholder:

        We are pleased to inform you that, on April 8, 2008, Iomega Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with EMC Corporation, a Massachusetts corporation ("EMC"), and Emerge Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of EMC ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today an offer to purchase all of the outstanding shares of common stock of the Company (the "Common Stock") at a price of $3.85 per share in cash, without interest thereon and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the "Letter of Transmittal") enclosed with this letter (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Unless extended, the Offer is scheduled to expire at 12:00 midnight, Boston, Massachusetts time, on May 21, 2008. Following the completion of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of EMC (the "Merger"). The consummation of the Offer is conditioned on, among other things, Purchaser's receiving through the Offer at least a majority of the outstanding shares of Common Stock on a fully diluted basis (which means the number of shares of Common Stock outstanding plus all shares of Common Stock, if any, which the Company would be required to issue pursuant to any then outstanding options to acquire shares of Common Stock). At the effective time of the Merger, each share of Common Stock then outstanding (other than shares of Common Stock held by EMC, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights), will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding tax.

        The Company's board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of shares of Common Stock. Accordingly, the Company's board of directors unanimously recommends that you accept the Offer and tender your shares of Common Stock pursuant to the Offer.

        In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in detail in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

        Accompanying this letter is a copy of the Offer to Purchase and the related Letter of Transmittal for use in tendering your shares of Common Stock pursuant to the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

Jonathan S. Huberman Chief Executive Officer and Vice Chairman

QuickLinks

  Exhibit (a)(2)(A)